SEC
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JAN 23 2017
Washington DC
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SECUR

17006068

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lucien, Stirling & Gray Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4005 Guadalupe Street
(No. and Street)

Austin	Texas	78751
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Walter L. Wilson, III Exec. V.P., Operations 512 458 3303
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Turner, Stone & Company, L.L.P.
(Name – *if individual, state last, first, middle name*)

12700 Park Central Drive Suite #1400	Dallas	Texas	75251
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Walter L. Wilson, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lucien, Stirling & Gray Financial Corporation, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

(None)

RAYMOND R. KRISANDA
My Notary ID # 124050711
Expires February 23, 2021

Notary Public

Signature

Exec. V.P., Operations

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (O) Report of Independent Registered Public Accounting Firm on Report of Exemption from Rule 15c3-3

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered Public Accounting Firm

The Stockholders of
Lucien, Stirling & Gray Financial Corporation
Austin, Texas

We have audited the accompanying statement of financial condition of Lucien, Stirling & Gray Financial Corporation (the Company) as of December 31, 2016, and the related statements of income, stockholders' equity and cash flows for the year then ended. The financial statements are the responsibility of management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I, II and III (Schedule IV is not applicable) required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements themselves and other additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the basic financial statements or to the financial statements themselves and other additional procedures in accordance with the auditing standards of the Public Company Accounting Oversight Board. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Turner, Stone & Company, LLP

Certified Public Accountants
January 16, 2017

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660 / Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com

INAA GROUP
INTERNATIONAL ASSOCIATION OF ACCOUNTANTS AND AUDITORS

LUCIEN, STIRLING & GRAY FINANCIAL CORPORATION
Statement of Financial Condition
December 31, 2016

ASSETS		
Cash and money market accounts	$	36,659
Commissions receivable		9
Refundable federal income tax		147
Other prepaid expenses		6,698
Property and equipment, net of accumulated depreciation of $23,461		-
Total assets	$	43,513
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	113
Total liabilities		113
Stockholders' equity:		
Common stock, no par value, 100,000 shares authorized, 15,000 shares issued and outstanding		15,000
Retained earnings (deficit)		28,722
		43,722
Less, Treasury stock, at cost, 5,000 shares		(322)
Total stockholders' equity		43,400
Total liabilities and stockholders' equity	$	43,513

The accompanying notes are an integral part of these statements

LUCIEN, STIRLING & GRAY FINANCIAL CORPORATION
Statement of Income
Year Ended December 31, 2016

Revenue		
Commission income	$	181,665
Fees and other income		2,197
Total revenue		183,862
Expenses		
Commissions		100,163
Regulatory fees		6,195
Other general and administrative expenses		40,983
Total expenses		147,341
Income before tax		36,521
Provision for taxes on income		5,478
Net income	$	31,043

The accompanying notes are an integral part of these statements

LUCIEN, STIRLING & GRAY FINANCIAL CORPORATION
Statement of Stockholders' Equity
Year Ended December 31, 2016

	Common Stock		Retained Earnings	Treasury	
	Shares	**Amount**	**(Deficit)**	**Stock**	**Total**
Balances, December 31, 2015	15,000	$ 15,000	$ 23,679	$ (322)	$ 38,357
Net income			31,043		31,043
Less, dividends paid			(26,000)		(26,000)
Balances, December 31, 2016	15,000	$ 15,000	$ 28,722	$ (322)	$ 43,400

The accompanying notes are an integral part of these statements

LUCIEN, STIRLING & GRAY FINANCIAL CORPORATION
Statement of Cash Flows
Year Ended December 31, 2016

Cash flows from operating activities:		
Net income (loss)	$	31,043
Adjustments to reconcile net income(loss) to net cash from operating activities:		
Depreciation		-
Change in assets and liabilities		
(Increase) decrease in commissions receivable		1,691
(Increase) decrease in refundable federal income tax		332
(Increase) decrease in other prepaid expenses		(5,780)
Increase (decrease) in accounts payable and accrued expenses		(1,417)
Net cash flows from operating activities		25,869
Cash flows from investing activities:		
Purchase of property and equipment		-
Net cash flows from investing activities		-
Cash flows from financing activities:		
Dividends paid		(26,000)
Net cash flows from financing activities		(26,000)
Net increase (decrease) in cash		(131)
Cash, beginning of period		36,790
Cash, end of period	$	36,659

Supplemental Disclosures of Cash Flow Information:		
Cash paid for interest	$	-
Cash paid for income tax		5,145
Non-cash investing and financing activities:		
Writeoff of fully depreciated assets		184

The accompanying notes are an integral part of these statements

Note 1 - Organization and summary of significant accounting policies:
Following is a summary of our organization and significant accounting policies:

Organization and nature of business - Lucien, Stirling & Gray Financial Corporation (identified in these footnotes as "we" or "the Company") is a Texas corporation incorporated on May 27, 1992. We are based in Austin, Texas. We use December 31 as a fiscal year for financial reporting purposes.

We are a broker-dealer registered with the Securities and Exchange Commission (SEC) and are a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC). We sell several financial products, including mutual funds, annuities, and life and health insurance products, to public customers in retail transactions. Mutual funds predominate in importance among the products offered. Our principal market area is the Central Texas region. We do not maintain customer accounts and do not handle securities.

Under Regulation 240.15c3-3(k)(1), the firm is exempt from regulation 15c3-3 because the firm meets all of the exemption requirements listed under 15c3-3(k)(1).

Basis of presentation - The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles applicable to broker-dealers, using the accrual basis of accounting.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents - For purposes of the statement of cash flows, we consider all cash in banks, money market funds, and certificates of deposit with an original maturity at the date of purchase of less than three months to be cash equivalents.

Fair value of financial instruments and derivative financial instruments - The carrying amounts of cash, receivables, and current liabilities approximate fair value because of the short maturity of these items. These fair value estimates are subjective in nature and involve uncertainties and matters of significant judgment, and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates. We do not hold or issue financial instruments for trading purposes, nor do we utilize derivative instruments in the management of our foreign exchange, commodity price or interest rate market risks.

Accounts receivable - Accounts receivable are evaluated by management periodically for collectability, and an allowance for doubtful accounts is provided based on prior experience and management's evaluation. At December 31, 2016, no allowance was deemed necessary.

Property and equipment - Property and equipment are stated at cost less accumulated depreciation computed principally using accelerated methods over the estimated useful lives of the assets. Repairs are charged to expense as incurred. Impairment of long-lived assets is

recognized when the fair value of a long-lived asset is less than its carrying value. At the end of the current year, no impairment of long-lived assets had occurred, in management's opinion.

Income recognition - Customers' securities and insurance transactions are recorded on a trade date basis with related commission income and expenses. We also receive trailing service fees, which are recognized at the end of the quarter in which they are earned; likewise, commissions paid to our agents against such trailing service fees are recognized when earned.

Federal income taxes - We are a "C" corporation under the Internal Revenue Code. Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes in accordance with applicable sections of Accounting Standards Codification (ASC) Topic 740, *Income Taxes*, which require the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company provides deferred taxes for the estimated future tax effects attributable to temporary differences and carryforwards when realization is more likely than not.

Note 2 - Related party transactions:
We are affiliated with Lucien, Stirling & Gray Advisory Group, Inc. ("Advisory Group") through common ownership (a common-control group). For the year ended December 31, 2016, we paid to Advisory Group, Inc. $867 in billed general and administrative expenses.

We pay commissions to personnel who are also employees of Advisory Group. Advisory Group acts as Common Paymaster under IRC Reg. Sec. 31.3121(s)-1. Under this plan we reimburse to Advisory Group the payroll and withholding taxes attributable to earnings of our employees. We are an additional adopting employer of the Lucien, Stirling & Gray 401(k) Plan sponsored by Advisory Group and in which employees of both companies are eligible to participate. We pay matching contributions under the plan in accordance with the Plan document for deferrals by our employees. During 2016 we reimbursed the following amounts:

Commissions and compensation	$109,163
Payroll taxes	8,413
Contributions to 401(k) Plan	3,417
	$120,993

We operate under an "expense sharing" agreement adopted and renewed annually by joint act of the boards of directors of both companies. The agreement is based on templates and strictures provided by our regulators. Under this agreement, we are required to report expenses paid by our affiliate which would have been obligations of ours had they not been so paid. During 2016 no contractual obligations of ours were paid by our affiliate.

Note 3 - Receivable from and payable to broker-dealer and clearing organizations:
Receivables from broker-dealer and clearing organizations include the following:

Receivable from clearing organizations	$	0
Fees and commissions receivable		9
Total	$	9

Payables to broker-dealer representatives and clearing organizations include the following:

Payable to clearing organizations	$	0
Fees and commissions payable		113
Total	$	113

At December 31, 2016, and during the year then ended, we had no subordinated liabilities.

Note 4 - Property and equipment
The following is a summary of property and equipment:

Furniture	$20,639
Computers	2,822
	23,461
Less, Accumulated Depreciation	(23,461)
Total property and equipment, net	$ 0

Note 5 - Federal income tax:
Deferred income taxes reflect the net effect of (a) temporary difference between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes, and (b) net operating loss carryforwards.

We have elected under Internal Revenue Code provisions applicable to brother-sister affiliated corporations to apply an Apportionment Plan to the combined group for the taxable period. For year 2016, the expected rate is 15% as apportioned under Schedule O.

The provision for federal income tax consists of the following:

	Year Ended December 31, 2016
Federal income tax attributable to:	
Current operations	$5,478
Net operating loss carryover	(0)
Net provision for Federal income tax	$5,478

At December 31, 2016, there were no deferred tax items and $147 in prepaid taxes.

Note 6 - Concentration:
We sell several financial products, including mutual funds, annuities, and life and health insurance products, to public customers in retail transactions. Mutual funds predominate in importance among the products offered. For the year ended December 31, 2016, approximately 80% of commission income was derived from one fund company.

Note 7 - Fidelity bond:
We carry a $100,000 fidelity bond as required by FINRA for SIPC members.

Note 8 - Net capital requirements:
The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $36,555, which was $31,555 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1.

Note 9 - Subsequent events:
In accordance with FASB pronouncements regarding subsequent events, we have evaluated subsequent events through the date of the report of the independent auditors, which is the date the financial statements were available to be issued. We believe there are no subsequent events required to be disclosed pursuant to this pronouncement.

Note 10 - New accounting pronouncements:
Recent accounting pronouncements which are not yet effective are not currently expected to have a material effect on our financial statements.

Schedule I

LUCIEN, STIRLING & GRAY FINANCIAL CORPORATION
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2016

Total stockholders' equity	$	43,400
Deduct stockholders' equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		43,400
Subordinated borrowings		-
Other (deductions) or allowable credits - deferred income taxes		-
Total capital and allowable subordinated borrowings		43,400
Deductions and/or charges		
Non-allowable assets:		
Prepaids: (CRD, Taxes)		(6,845)
Net capital before haircuts on securities positions		36,555
Haircuts on securities positions		-
Net Capital	$	36,555
Aggregate indebtedness		
Total liabilities	$	-
Total aggregate indebtedness	$	-
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	31,555
Ratio of aggregate indebtedness to net capital		0.00%

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2016 as filed by Lucien, Stirling & Gray Financial Corporation. Form X-17A-5.
Accordingly, no reconciliation is necessary.

Schedule II

LUCIEN, STIRLING & GRAY FINANCIAL CORPORATION
Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities Exchange Act
December 31, 2016

The Corporation claims exemption from Rule 15c3-3 under
Section (k)(1) of the Rule.

Schedule III

LUCIEN, STIRLING & GRAY FINANCIAL CORPORATION
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities Exchange Act
December 31, 2016

The Corporation claims exemption from Rule 15c3-3 under Section (k)(1) of the Rule.

Report of Independent Registered Public Accounting Firm

To the Stockholders of
Lucien, Stirling & Gray Financial Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Lucien, Stirling & Gray Financial Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Lucien, Stirling & Gray Financial Corporation claimed an exemption from 17 C.F.R. §240.15c3-3, specifically 17 C.F.R. §240.15c3-3(k)(1) (the exemption provisions) and (2) Lucien, Stirling & Gray Financial Corporation stated that Lucien, Stirling & Gray Financial Corporation met identified exemption provisions throughout the most recent fiscal year without exception. Lucien, Stirling & Gray Financial Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lucien, Stirling & Gray Financial Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Turner, Stone & Company, LLP

Certified Public Accountants
Dallas, Texas
January 16, 2017

Turner, Stone & Company, L.L.P.
Accountants and Consultants

12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660 / Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com

INAA GROUP
INTERNATIONAL ASSOCIATION OF ACCOUNTANTS AND AUDITORS

Lucien, Stirling & Gray Financial Corporation

Report of Exemption from Rule 15c3-3
Year Ending December 31, 2016

Lucien, Stirling & Gray Financial Corporation is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17A-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17A-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

i. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of paragraph (k)(1), and;
ii. The Company met the requirements of the exemption throughout the most recent fiscal year without exception.

Attest:

Walter L. Wilson, III
Exec. V.P., Operations